May 21, 2009
VIA EDGAR TRANSMISSION (CORRESP.)
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549-4561
Attention: Pamela A. Long

Re:	Masco Corporation Definitive Proxy Statement on Schedule14A Filed April 8, 2009 File Nos.001-05794
Dear Ms. Long:
          Reference is made to the comment of the Staff of the Securities and Exchange Commission with respect to the above-referenced proxy statement of Masco Corporation in the letter dated April 30, 2009.
          On behalf of the Company, I am writing to respond to the comment. The numbered paragraph below correspond to the heading and number set forth in the comment letter, the text of which is copied below in italics for your reference. All page numbers referenced by the Company in this letter refer to the page number in the proxy statement.
Compensation Discussion and Analysis, page 12
Analysis of 2008 Executive Compensation, page 16
Stock Options, page 21
1.	We note that you granted options in May 2008 to your key employees, including your named executive officers. We also note in addition to the review of peer group data and executive compensation surveys by your compensation committee, “individual considerations also influence the value of the option grants.” Please explain, and in future filings disclose, the “individual considerations” made in determining the amount of stock options to award to your NEOs, including the specific elements of each individual’s performance that were taken into account. See Item 402(b)(2)(vii) of Regulation S-K. In addition, please explain, and in future filings disclose, what you mean by “competitive” with respect to determining the award amounts.

Response: We would like to clarify for the Staff’s benefit our disclosure stating that “individual considerations also influence the value of the option grants”. As we state on page 13 of the Compensation Discussion and Analysis, “Our approach to executive compensation emphasizes corporate rather than individual performance for our executive management group, because our operating strategy encourages collaboration and cooperation among our business and corporate functions for the overall benefit of Masco.” Consistent with this approach, the Committee, in general, initially determines a uniform grant for all NEOs. The Committee then evaluates whether there are any individual considerations, in its judgment, that warrant deviating from the initial grant levels for each NEO. For 2008, there were no such considerations. In future filings, we will make it clear that individual considerations “may” influence the value of an NEO’s option grant, and disclose the general nature of the considerations if they do have an impact.
The Staff has also asked us to explain what we mean by “competitive” with respect to determining the award amounts. Our Company competes with other firms to attract and retain talented executives. In order to accomplish this, the design and application of our executive compensation program, in the aggregate, needs to be competitive with compensation packages available to individuals in comparable positions at other companies. In general, the Committee compares both the total compensation, as well as the competitiveness of each major component of compensation and the mix of components, with the peer group we identify on page 15 of our Compensation Discussion and Analysis. We do not use a precise formula to determine stock option grants but rather determine the grants so that target total compensation, including options (based on the option’s economic value at the time of grant using the Black-Scholes method), is competitive. While we do not target executive compensation to specific compensation levels at other companies, we identify the minimum, median, and maximum value of stock options and other long-term incentive compensation granted by the peer group. The Committee also reviews published data from Hewitt’s executive compensation surveys. In future filings, we will clarify the meaning of “competitive” with respect to determining the award amounts.
          In connection with our responses to the Staff’s comments, I acknowledge, on behalf of Masco Corporation that:
•	Masco Corporation is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Masco Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          I trust the foregoing response is satisfactory to you. If you have any further questions or comments, please contact me at 313-792-6420.

Sincerely,

/s/Barry J. Silverman Barry J. Silverman Vice President, General Counsel and Secretary